Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Citizens Republic Bancorp, Inc. for the offer to exchange Common Shares of Citizens Republic Bancorp, Inc. for outstanding Subordinated Notes and outstanding Trust Preferred Securities of Citizens Funding Trust I, and to the incorporation of our reports dated February 27, 2009, with respect to the consolidated financial statements of Citizens Republic Bancorp, Inc., and the effectiveness of internal control over financial reporting of Citizens Republic Bancorp, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Detroit, Michigan
July 27, 2009